November 28, 2008
VIA EDGAR TRANSMISSION
BY HAND
Perry J. Hindin, Esq.
Christina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street N.E.
Washington, D.C. 20549-3628
Mail Stop 3628

Re:	Grubb & Ellis Company Definite Additional Materials
Filed on November 18, 19, 20, and 21, 2008
File No. 001-08122
Dear Mr. Hindin and Ms. Chalk:
          On behalf of Grubb & Ellis Company (the “Company”) we are in receipt of the letter of comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 21, 2008 regarding the Staff’s review of the above referenced definitive additional materials (the “Proxy Materials”). Set forth below are the Company’s responses to the Staff’s letter of comment of November 21st. For your convenience, we have reproduced the Staff’s comments in full below and each of the Staff’s comments is followed by the Company’s response.
          This letter is being delivered to the Commission by hand and also being filed on EDGAR.
          Specifically, on behalf of the Company please be advised of the following:
1.	The bases for many of the opinions you set forth in the proxy materials referenced above are not self-evident and are not disclosed. As you are aware, you must ensure that any allegation is substantiated. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or belief must be self-evident, disclosed in the

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 28, 2008

proxy materials or provided to the staff, with a view toward disclosure, on a supplemental basis. Accordingly, and with a view toward additional disclosure, for each claim you are making in these materials, please state each claim as a belief and provide the staff with annotated materials adequately supporting each such belief. Provide similar supporting materials for those claims which are currently stated as a belief. For example, but without limitation, please address the following statements for your additional materials filed on November 18:
•	Anthony Thompson has launched “a costly and disruptive proxy contest” which you believe is a “blatant attempt by Mr. Thompson to ultimately take control of your Company and install one of his nominees...as CEO...”

•	“...we believe Mr. Thompson may intend to cause your Company to either buy or absorb his fledgling company.”

•	“An overwhelming number of...key constituents [consisting of company executives, employees and certain third parties with whom the Company does business] did not welcome, or view as positive, Mr. Thompson’s return as a Grubb & Ellis director.”

•	The entire bullet point paragraph beginning with the statement “We believe that Stuart Tanz, who was rejected for the permanent CEO position, could be a disruptive influence on your Board as we move to complete our ongoing CEO search process.”
Please revise any future additional soliciting materials to the extent necessary and provide supplemental support where appropriate for any non-conforming statements. Our comments apply with equal force to your additional materials filed on November 19, 20 and 21, 2008.
          Please be advised that the Company acknowledges that it: (i) is responsible for the adequacy and accuracy of the disclosure in its proxy materials; (ii) will characterize, when appropriate, each statement or assertion of opinion or belief it makes as such and ensure that a reasonable basis for each opinion or belief exists; and (iii) will provide supplemental support where appropriate for any non-conforming statements. Additionally, please be advised that the Company hereby supplementally provides to the Staff with annotated materials adequately supporting each belief.

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 28, 2008

•	Anthony Thompson has launched “a costly and disruptive proxy contest” which you believe is a “blatant attempt by Mr. Thompson to ultimately take control of your Company and install one of his nominees...as CEO...”
          Please be advised that Mr. Thompson instigated this proxy contest knowing that it was costly, knowing that the Board opposed his return to the Board, and knowing that his candidate for CEO had already been rejected.
          In his own proxy materials, Mr. Thompson acknowledges that proxy contests are costly, estimating his own estimated costs at $690,000. It is reasonable to expect that the Company would incur similar if not greater out of pocket costs in connection with conducting a contested annual meeting. Furthermore, given that the proxy contest is not in the ordinary course of the Company’s business, the amount of management time, effort and cost associated with a proxy contest (such as the time, effort and expense expended to prepare for and meet, either in person or via telephone, four separate proxy advisory services) is disruptive and takes management’s time and attention away from the day-to-day operations of the Company, which is an incalculable cost to the Company’s stockholders.
          As has been thoroughly disclosed in numerous filings, Mr. Thompson resigned his position as a director of the Company in February of 2008. In June of 2008, Mr. Thompson requested he be put back on the Company’s Board of Directors. Subsequent to such request, the Company’s independent directors had meetings and discussions with Mr. Thompson (and at one of those meetings, Mr. Thompson brought along Mr. Stuart Tanz) and members of the Board had discussions with employees, executives and certain third parties in order to explore Mr. Thompson’s possible return as a director of the Company. After deliberations, the Board on July 21, 2008 publicly disclosed its unanimous conclusion that it was not in the best interests of the Company and its stockholders to put Mr. Thompson back on the Company’s Board.
          Additionally, please be advised that the Company believes that Mr. Thompson’s attempt to obtain seats for himself and his two other nominees is just a stepping stone in Mr. Thompsons’s ultimate goal to take control of the Company. In certain of his discussions with the Board members referred to in the immediately preceding paragraph, Mr. Thompson introduced Mr. Tanz as someone interested in playing a role in the future

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 28, 2008

of the Company, as well as someone Mr. Thompson stated that he believed he should be CEO of the Company, notwithstanding the fact that at that time the Company had a CEO in place. Thereafter, in August of 2008, after Mr. Scott Peters had resigned and the Company was actively searching for a new CEO, Mr. Tanz formally expressed his interest in becoming the Company’s new CEO, but was eliminated after it was determined that Mr. Tanz did not meet the Company’s threshold criteria for the CEO position. For the foregoing reasons, the Company believes that it is clear that it is Mr. Thompson’s intention not only to have himself and his slate of nominees as directors elected, but also to have a member of his slate appointed as the Company’s CEO.
•	“...we believe Mr. Thompson may intend to cause your Company to either buy or absorb his fledgling company.”
          We believe Mr. Thompson may intend to cause the Company to either buy or absorb his Company based upon prior transactions Mr. Thompson has had with the Company and NNN Realty Advisors, Inc. (the entity with whom the Company merged in December of 2007). Most notably, in September 2007, NNN Realty Advisors, Inc. acquired Cunningham Lending Group, LLC., a company that was wholly-owned by Mr. Thompson.
•	“An overwhelming number of...key constituents [consisting of company executives, employees and certain third parties with whom the Company does business] did not welcome, or view as positive, Mr. Thompson’s return as a Grubb & Ellis director.”
          Please be advised that starting in June of 2008 when Mr. Thompson initially expressed interest in rejoining the Company’s Board, the Board had numerous conversations about the possibility of Mr. Thompson rejoining as a director of the Company with Company executives, employees and third parties with whom the Company does business. Based upon the past experiences of such executives, employees and third parties, the overwhelming majority of such individuals believed that Mr. Thompson’s return to the Company would be disruptive and would not be a positive step forward by the Company.

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 28, 2008

•	The entire bullet point paragraph beginning with the statement “We believe that Stuart Tanz, who was rejected for the permanent CEO position, could be a disruptive influence on your Board as we move to complete our ongoing CEO search process.”
          Please be advised that the Company believes that due to the fact Mr. Tanz has already been formally eliminated as a candidate for the Company’s CEO position, he would be disruptive in the process to appoint a new CEO in the hopes that the Company will reconsider Mr. Tanz’s candidacy.
2.	Please also provide support for each of the bullet point statements in the additional materials filed November 18, 2008 found under the heading “Grubb & Ellis Is Making Progress To Realize the Benefits From The Merger, Despite The Difficult Environment” and the entire bullet point paragraph beginning with the statement “Properties controlled by Mr. Thompson continue to be in default on loans from the Company and Mr. Thompson continues to be a seller of the Company’s stock.”
          Please be advised that in order to facilitate the Company’s response to Comment No. 2 above, we have reproduced each bullet point found under the heading “Grubb & Ellis Is Making Progress To Realize the Benefits From The Merger, Despite The Difficult Environment” with the Company’s respective response to such bullet point following the bullet point.
•	During the third quarter of 2008, the Company raised approximately $245 million of equity for our investment programs – an increase of approximately 35% over the prior year period – bringing the total equity raised for the year to approximately $761 million.

Please see page 33 of the Company’s Quarterly Report for quarter ended September 30, 2008 on Form 10-Q filed with the Commission on November 10, 2008, and which has been supplementally provided to the Staff herewith.

•	According to industry reports, Grubb & Ellis ranked fifth among all public non-traded REIT sponsors in total sales for the third quarter of 2008. The total equity raise for the Company’s public non-traded REIT programs is up more than 90% during the first nine months of 2008, compared with the same period in 2007.

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 28, 2008

Please see the Fall 2008 edition of the Stranger Report, page 2, and the Company’s Current Report on Form 8-K and exhibits attached thereto filed with the Commission on November 12, 2008, which have been supplementally provided to the Staff herewith.
•	In 2008, Grubb & Ellis moved aggressively to take advantage of its brand — increasing to over 35,000 as compared to 13,600 at the end of 2007 the number of independent registered representatives selling our public non-traded Grubb & Ellis Healthcare REIT.
Please see the Company’s Current Report on Form 8-K and the exhibits attached thereto filed with the Commission on November 12, 2008, which has been supplementally provided to the Staff herewith.
•	During the third quarter of 2008, the Company renewed six major corporate services accounts, including being selected by Kraft Foods Global as its facilities services provider for more than 4 million square feet of property.
Please see the Company’s Current Report on Form 8-K and the exhibits attached thereto filed with the Commission on November 12, 2008, which has been supplementally provided to the Staff herewith.
•	In 2008, the Company instituted a Wealth Management Investment Platform to capitalize on meeting the needs of high net worth real estate investors throughout the world. So far in 2008, the Company has raised and placed $193 million in equity through this program.
Please see page 37 of the Company’s Quarterly Report for quarter ended September 30, 2008 on Form 10-Q filed with the Commission on November 10, 2008, which has been supplementally provided to the Staff herewith.
•	Although revenues for the Company’s Transaction Services segment and the total Company are down for the first nine months of 2008 as compared to the same period of 2007, the results are in line with industry peers.
Please see pages 30 and 31 of the Company’s Quarterly Report for quarter ended September 30, 2008 on Form 10-Q filed with the Commission on November 10, 2008, which has been supplementally provided to the Staff herewith.

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 28, 2008

•	The Company has the leading 1031 securitized tenant-in-common platform — and our market share increased to 23% in the third quarter of 2008 as compared to 17% in the third quarter of 2007.
Please see the Company’s Current Report on Form 8-K and the exhibits attached thereto filed with the Commission on November 12, 2008, which has been supplementally provided to the Staff herewith.
•	We have targeted annualized cost savings in excess of $20 million for 2009 as a result of our merger integration actions.
Please see the Company’s Current Report on Form 8-K and the exhibits attached thereto filed with the Commission on November 12, 2008, which has been supplementally provided to the Staff herewith.
•	Since July 1, 2008, the Company has added 30 senior-level professionals and eliminated more than 10% of our brokerage sales professionals who did not meet production expectations.
Please see the Company’s Current Report on Form 8-K and the exhibits attached thereto filed with the Commission on November 12, 2008, which has been supplementally provided to the Staff herewith.
•	The Board of Directors is undertaking a comprehensive search for a permanent CEO to lead the Company forward and to continue to execute on our strategic initiatives to the benefit of all stockholders. Additionally, in 2008, we have attracted ten experienced executives in key management and operational roles.
Please be supplementally advised that in July, 2008 the Board engaged the services of Equinox Partners, a respected executive search firm, to conduct a CEO search. Please be further advised that the ten experienced executives in key management and operational roles the Company has added in 2008 are:
     —  Brett Hunsaker, EVP, Business Development;
     —  Adele Simmons, Vice President, Internal Audit;
     —  James Jones, EVP, Operations;
     —  Glen Eshard, President, Capital Markets;
     —  John Caley, Senior Managing Director, Real Estate;
     —  Jim Kerrigan, SVP, Director, National Data Center Practice;
     —  Greg Coxon, President, Transaction Services – Western Region;
     —  Moody Younger, Executive Managing Director, Texas;
     —  Chuck Hunt, Executive Managing Director, Los Angeles; and
     —  Matthew A. Engel, SVP, Accounting & Finance, Chief Accounting Officer.
•	The Company has taken steps to strengthen its capital position in light of the challenging credit environment.

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 28, 2008

On November 6, 2008, the Company announced the amendment of its $75 million senior secured revolving credit facility with Deutsche Bank Trust Company Americas, which principally modifies select financial covenants to reflect the impact of the current economic environment on the Company’s financial performance.
Please see page 16 of the Company’s Quarterly Report for quarter ended September 30, 2008 on Form 10-Q filed with the Commission on November 10, 2008, which has been supplementally provided to the Staff herewith.
•	The Company is diligently exploring the sale of corporate owned real estate assets as means to raise capital and reduce debt. On October 31, 2008, the Company entered into a definitive agreement with Matrix Connecticut, LLC to sell Danbury Corporate Center for $76 million.
Please see the Company’s Current Report on Form 8-K filed with the Commission on November 5, 2008 which has been supplementally provided to the Staff herewith.
          Additionally, with regards to the bullet point paragraph beginning with the statement “Properties controlled by Mr. Thompson continue to be in default on loans from the Company and Mr. Thompson continues to be a seller of the Company’s stock,” please see pages 8 and 9 of the Company’s Quarterly Report for quarter ended September 30, 2008 on Form 10-Q filed with the Commission on November 10, 2008, which has been supplementally provided to the Staff herewith. Furthermore, in support of the Company’s statement that Mr. Thompson continues to be a seller of the Company’s stock, we have the supplementally provided herewith to the Staff; Mr. Thompson’s publicly filed Form 4s for the period March 24, 2008 through October 7, 2008 and Annex A of Mr. Thompson’s own proxy materials.
3.	To balance your assertions that having Mr. Thompson on the board could present a conflict of interest because of his interest in a competitor of the company, disclose that state fiduciary duty obligations would require Mr. Thompson to act in the best interests of all shareholders if he is elected to the Board.

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 28, 2008

     Please be advised that the Company shall, going forward, disclose that state fiduciary duty obligations would require Mr. Thompson to act in the best interests of all shareholders if he is elected to the Board.
4.	You are critical of Mr. Thompson’s involvement with what you allege is a competitor of the company. However, we note that some of your nominees are also involved with other companies. If any other such companies are in the same business as Grubb & Ellis, please expand your disclosure to balance and explain why this is not a factor as to their qualifications to serve on the Board.
     The Company does not believe that any of its other nominees, some of which are involved with other real estate entities, have conflicts that would prohibit their serving on the Company’s Board. Please be advised that one of the Company’s nominees, Mr. Harold H. Greene, a current independent director of the Company and a 40-year retired veteran of the commercial and residential real estate lending industry, has served as an independent director of Paladin Realty Income Properties, Inc. (“Paladin”) since February of 2004. Paladin is a publicly held Maryland Corporation formed on October 31, 2003 to invest in a diversified portfolio of high quality, income-producing real estate investments. Mr. Greene is one of nine directors of Paladin and is a member of Paladin’s Audit Committee. The real estate activities of Messrs. Wallace and Murphy, the Company’s other two (2) nominees, are not remotely competitive with the Company.
     On the other hand, Mr. Thompson is the founder and CEO of Thompson National Properties which is a privately held Delaware limited liability company that provides real estate investment opportunities, asset management to high net worth domestic, foreign and institutional investors, real estate acquisitions, asset allocation and property management and improvements. Mr. Thompson controls Thompson National Properties, and since its formation, over the course of the past 7 months has hired away approximately 20 employees of the Company, including numerous asset managers. In fact, Mr. Thompson hired away two (2) asset managers last week. Moreover, on October 3, 2008 Thompson National Properties announced that it entered into an agreement to form a venture with Argus Realty Investors, LP with respect to 1031 tenant-in-common programs, and on November 4, 2008, Thompson National Property filed a Registration Statement on Form S-11 for a public, non-traded REIT, TNP Strategic Retail Trust, Inc. As Mr. Thompson is aware, the Company is a very active participant in the 1031 tenant-in-common sector and also currently sponsors two (2) public, non-traded REITs. Both the Company’s 1031 tenant-in-common transactions and the sponsorship of the public, non-traded REITS were real

Perry J. Hindin, Esq.
Cristina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance Office of Mergers and Acquisitions
November 28, 2008

estate programs that Mr. Thompson either was instrumental, had direct oversight, or was involved in, when he was with the Company.
5.	Supplementally provide copies of the third-party materials cited as sources in the letter to stockholders.
     Please be advised that the Company hereby supplementally provides to the Staff the third party materials cited as sources in its November 18, 2008 letter to stockholders.
     Please tell us how you intend to address the deficiencies in your additional soliciting materials identified in our comments above. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides the requested supplemental information.
     Please be advised that going forward, the Company will be sure that all additional soliciting materials will be certain to insure that any allegation is substantial, and will characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.
* * *
     Should you have any questions concerning the forgoing, please do not hesitate to contact the undersigned at 212-223-6700.
Very truly yours,
/s/ Clifford A. Brandeis
Clifford A. Brandeis
CAB/ma
Enclosures

cc:	Gary H. Hunt Andrea R. Biller, Esq.